Exhibit 99.1

Materialise Reports Fourth Quarter and Full Year 2025 Results

Regulated information1

LEUVEN, Belgium--(BUSINESS WIRE)— February 19, 2026 -- Materialise NV (Euronext & NASDAQ:MTLS), a global leader in 3D-printed medical devices and software, and a pioneer in additive manufacturing software and services, today announced its financial results for the fourth quarter and full year ended December 31, 2025.

Highlights – Fourth Quarter 2025

•	Total revenue increased by 6.8% to 70,164 kEUR for the fourth quarter of 2025 from 65,680 kEUR for the corresponding 2024 period, boosted by 16.3% growth in our Materialise Medical segment.
•	Gross profit as a percentage of revenue for the fourth quarter of 2025 increased to 58.1%, compared to 55.4% for the corresponding 2024 period.
•	Adjusted EBIT amounted to 3,980 kEUR for the fourth quarter of 2025, representing 5.7% of consolidated revenue, compared to (1,195) kEUR for the corresponding period.
•	Net result for the fourth quarter of 2025 was 6,206 kEUR, or 0.11 EUR per diluted share, compared to a net result of 2,907 kEUR, or 0.05 EUR per diluted share, for the corresponding 2024 period.

Highlights – Full Year 2025

•	Total revenue remained stable at 267,633 kEUR for 2025 compared to 266,765 kEUR for 2024, fueled by strong 15.4% growth in our Materialise Medical segment which was offset by lower revenues in our Materialise Manufacturing segment and unfavourable foreign exchange effects.
•	Gross profit as a percentage of revenue for 2025 increased to 57.1%, compared to 56.5% for 2024.
•	Adjusted EBITDA increased to 32,386 kEUR for 2025 compared to 31,484 kEUR for 2024. Adjusted EBIT increased to 10,601 kEUR for 2025 from 9,741 kEUR for 2024.
•	Net profit for 2025 was 7,716 kEUR, or 0.13 EUR per diluted share, compared to a net profit of 13,406 kEUR, or 0.23 EUR per diluted share, for 2024.
•	Total cash reserves amounted to 133,918 kEUR at the end of 2025.

CEO Brigitte de Vet-Veithen commented, “In the final quarter of 2025, we reached a major milestone with our successful Euronext listing and the announcement of a strategic share buyback program. These steps clearly demonstrate our commitment to delivering long-term shareholder value. We achieved nearly 7% revenue growth and delivered a substantial improvement in operational profitability compared to the fourth quarter of 2024. Our Materialise Medical segment continues to lead the way, achieving another quarterly revenue record and sustaining its double-digit growth path. Our Materialise Software segment maintained steady upward momentum, continuing to build on successive quarterly revenue increases throughout 2025. While our Materialise Manufacturing segment continued to be impacted by soft prototyping demand, its strategic transition towards series manufacturing led to key commercial wins in targeted aerospace and defense markets that we expect will contribute to our results in coming periods. Throughout the last quarter of 2025 we further executed focused cost control measures without compromising R&D investments. With 134 million EUR of cash and cash equivalents on our balance sheet, an improved net cash position and consistently positive operating cash flow, we believe we are financially strong and well-positioned to further drive innovation and capture emerging market opportunities.”

Fourth Quarter 2025 Results

Total revenue for the fourth quarter of 2025 increased 6.8% to 70,164 kEUR from 65,680 kEUR for the fourth quarter of 2024. Adjusted EBITDA increased to 9,524 kEUR for the fourth quarter of 2025 from 4,306 kEUR for the 2024 period. Adjusted EBIT amounted to 3,980 kEUR, compared to (1,195) kEUR for the same period in 2024.

[1]	The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Revenue from our Materialise Medical segment increased 16.3% to 37,016 kEUR for the fourth quarter of 2025, compared to 31,837 kEUR for the same period in 2024. Adjusted EBITDA for the segment was 13,024 kEUR compared to 9,547 kEUR, while the Adjusted EBITDA margin for the segment was 35.2%, compared to 30.0% for the prior-year period.

Revenue from our Materialise Software segment decreased 1.3% to 10,974 kEUR from 11,124 kEUR for the same quarter last year. Adjusted EBITDA for the segment amounted to 1,701 kEUR compared to 1,123 kEUR, while the Adjusted EBITDA margin for the segment was 15.5%, compared to 10.1% for the prior-year period.

Revenue from our Materialise Manufacturing segment decreased 2.4% to 22,174 kEUR from 22,719 kEUR for the fourth quarter of 2024. Adjusted EBITDA for the segment increased to (2,199) kEUR compared to (2,989) kEUR, while the Adjusted EBITDA margin for the segment was (9.9)% compared to (13.2)% for the prior-year period.

Consolidated gross profit increased 12.2% to 40,791 kEUR for the fourth quarter of 2025 from 36,365 kEUR for the same period last year. Gross profit as a percentage of revenue improved to 58.1%, compared to 55.4%.

Research and development (“R&D”), sales and marketing (“S&M”), and general and administrative (“G&A”) expenses remained in aggregate stable at 38,938 kEUR for the fourth quarter of 2025 compared to 38,990 kEUR for the prior year period, while the fourth quarter of 2025 included non-recurring costs related to the Euronext listing of 750 kEUR.

Net other operating income decreased to 1,258 kEUR compared to 1,357 kEUR for the fourth quarter of 2024.

The operating result was 3,111 kEUR, compared to (1,268) kEUR for the fourth quarter of 2024.

Net financial result for the fourth quarter of 2025 was 2,400 kEUR, compared to 3,301 kEUR for the corresponding period of 2024.

The fourth quarter of 2025 contained net tax income of 695 kEUR, compared to 874 kEUR for the fourth quarter of 2024.

As a result of the above, net profit for the fourth quarter of 2025 was 6,206 kEUR, compared to 2,907 kEUR for the same period in 2024.

At December 31, 2025, we reported 133,918 kEUR cash and cash equivalents on our balance sheet compared to 102,304 kEUR at December 31, 2024. Gross debt amounted to 63,113 kEUR compared to 41,284 kEUR at December 31, 2024. As a result, our net cash position (cash and cash equivalents less gross debt) was 70,805 kEUR, an increase of 9,785 KEUR compared to December 31, 2024.

Cash flow from operating activities for the fourth quarter of the year 2025 was 5,274 kEUR, compared to 6,218 kEUR for the same period in 2024. Total capital expenditures for the fourth quarter of the year 2025 amounted to 4,411 kEUR. The generated free cash flow over the fourth quarter of 2025 amounted to 4,511 kEUR.

Net shareholders’ equity at December 31, 2025 was 255,482 kEUR compared to 248,492 kEUR at December 31, 2024, representing an increase of 2.8%.

Full Year 2025 Results

Total revenues for the year ended December 31, 2025 remained stable at 267,633 kEUR compared to 266,765 kEUR for the year ended December 31, 2024. Adjusted EBITDA for 2025 improved to 32,386 kEUR compared to 31,484 kEUR for 2024. The Adjusted EBITDA margin improved to 12.1% in 2025, compared to 11.8% in 2024. Adjusted EBIT for 2025 increased to 10,601 kEUR compared to 9,741 kEUR for 2024. The Adjusted EBIT margin for 2025 increased to 4.0%, compared to 3.7% for 2024.

Revenues from our Materialise Medical segment grew by 15.4% for the year ended December 31, 2025 to 134,239 kEUR from 116,358 kEUR for the year ended December 31, 2024. The segment’s Adjusted EBITDA increased to 42,983 kEUR from 35,562 kEUR. The segment’s Adjusted EBITDA margin improved to 32.0% in 2025, compared to 30.6% in 2024.

Revenues from our Materialise Software segment decreased 6.8% to 40,907 kEUR for the year ended December 31, 2025 compared to 43,899 kEUR for the year ended December 31, 2024. The segment’s Adjusted EBITDA decreased to 5,469 kEUR from 5,562 kEUR in 2024. The segment’s Adjusted EBITDA margin improved to 13.4% in 2025, compared to 12.7% in 2024.

Revenues from our Materialise Manufacturing segment decreased 13.2% to 92,486 kEUR for the year ended December 31, 2025 from 106,508 kEUR for the year ended December 31, 2024. The segment’s Adjusted EBITDA amounted to (4,236) kEUR compared to 1,660 kEUR. The segment’s Adjusted EBITDA margin was (4.6)% in 2025, compared to 1.6% in 2024.

Consolidated gross profit increased 1.4% to 152,949 kEUR from 150,826 kEUR last year. Gross profit as a percentage of revenue increased to 57.1%, compared to 56.5% in 2024.

Research and development (“R&D”) expenses increased by 3.8% to 46,089 kEUR mainly reflecting higher investments in our Materialise Medical segment. Other operational expenses, including sales and marketing (“S&M”) and general and administrative (“G&A”) expenses, increased in aggregate over the full year 2025 by only 0.5% compared to 2024 to 101,714 kEUR.

Net other operating income was 3,789 kEUR compared to 4,223 kEUR for 2024.

Operating result amounted to 8,936 kEUR for the year ended December 31, 2025 compared to 9,432 kEUR in the prior year.

Net financial result amounted to (1,648) kEUR, compared to net financial result of 4,707 kEUR for the year ended December 31, 2024 reflecting the significantly higher impact of unfavorable exchange rate fluctuations in 2025.

Income taxes amounted to 429 kEUR compared to (733) kEUR for the year ended December 31, 2024.

As a result, net profit was 7,716 kEUR for 2025 compared to a net profit of 13,406 kEUR in 2024.

Cash flow from operating activities for the year ended December 31, 2025 was 25,319 kEUR compared to 31,456 kEUR for the year ended December 31, 2024. Total capital expenditures for the year ended December 31, 2025 amounted to 16,261 kEUR. The generated free cash flow over 2025 amounted to 15,615 kEUR.

2026 Guidance

Mrs. de Vet-Veithen concluded, “Also for fiscal year 2026, we expect our three reporting segments to evolve at a different pace. We anticipate continued strong revenue growth from our Materialise Medical segment. Our Materialise Software segment will complete the transition towards a cloud-based subscription business model, and will continue its investments in a broader AM software ecosystem covering end-to-end workflows. Our Materialise Manufacturing segment will intensify its ongoing shift towards series manufacturing and dedicated focus sectors, but we expect macroeconomic headwinds in the industrial market segments to persist throughout 2026.

On a consolidated level, we therefore expect our full year revenues for 2026 to grow to a range of 273,000 to 283,000 kEUR. We will continue investing in our Materialise Medical and Software segments while maintaining disciplined cost control and optimization, in particular in our Materialise Manufacturing segment and in our overhead. As a result, we expect our Adjusted EBIT to reach 10,000 to 12,000 kEUR for fiscal year 2026.”

Non-IFRS Measures

Materialise uses EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA as supplemental financial measures of its financial performance. EBIT is calculated as net profit plus income taxes, financial expenses (less financial income) and shares of profit or loss in a joint venture. EBITDA is calculated as net profit plus income taxes, financial expenses (less financial income), shares of profit or loss in a joint venture and depreciation and amortization. Adjusted EBIT and Adjusted EBITDA are determined by adding to EBIT and EBITDA, respectively (i) share-based compensation expenses, (ii) acquisition or divestiture-related expenses of business combinations, (iii) impairments and revaluation of fair value due to business combinations and (iv) costs incurred in relation to corporate initiatives, restructurings or reorganizations that are of a non-recurring nature. Management believes these non-IFRS measures to be important measures as they exclude the effects of items which primarily reflect the impact of financing decisions and, in the case of EBITDA and Adjusted EBITDA, long term investment, rather than the performance of the company’s day-to-day operations. The company also uses segment Adjusted EBITDA to evaluate the performance of its three business segments. As compared to net profit, these measures are limited in that they do not reflect the cash requirements necessary to service interest or principal payments on the company’s indebtedness and, in the case of EBITDA and Adjusted EBITDA, these measures are further limited in that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in the company’s business, or the changes associated with impairments. Management evaluates such items through other financial measures such as financial expenses, capital expenditures and cash flow provided by operating activities. The company believes that these measurements are useful to measure a company’s ability to grow or as a valuation measurement. The company’s calculation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be considered as alternatives to net profit or any other performance measure derived in accordance with IFRS. The company’s presentation of EBIT, EBITDA, Adjusted EBIT and Adjusted EBITDA should not be construed to imply that its future results will be unaffected by unusual or non-recurring items.

Exchange Rate

This document contains translations of certain euro amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from euros to U.S. dollars in this document were made at a rate of EUR 1.00 to USD 1.1750, the reference rate of the European Central Bank on December 31, 2025.

Conference Call and Webcast

Materialise will hold a conference call and simultaneous webcast to discuss its financial results for the fourth quarter of 2025 on Thursday, February 19, 2026, at 8:30 a.m. ET/2:30 p.m. CET. Company participants on the call will include Brigitte de Vet-Veithen, Chief Executive Officer; and Koen Berges, Chief Financial Officer. A question-and-answer session will follow management’s remarks. To access the call by phone, please click the link below at least 15 minutes prior to the scheduled start time and you will be provided with dial-in details. Participants can choose to dial in or receive a call to connect to Materialise’s conference call.

•	Fourth Quarter 2025 Conference Call.

The conference call will also be broadcast live over the internet with an accompanying slide presentation, which can be accessed on the company’s website at http://investors.materialise.com. A webcast of the conference call will be archived on the company's website for one year.

About Materialise

Materialise NV incorporates more than three decades of 3D printing experience into a range of software solutions and 3D printing services that empower sustainable 3D printing applications. Our open, secure, and innovative end-to-end solutions enable flexible industrial manufacturing and mass personalization in various industries — including healthcare, automotive, aerospace, eyewear, art and design, wearables, and consumer goods. Headquartered in Belgium and with branches worldwide, Materialise NV combines the largest group of software developers in the industry with one of the world's largest and most complete 3D printing facilities. For additional information, please visit: www.materialise.com.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations, plans, objectives, strategies and prospects, both financial and business, including statements concerning, among other things, our estimates for the current fiscal year’s revenue and Adjusted EBIT, our results of operations, cash needs, capital expenditures, expenses, financial condition, liquidity, prospects, growth and strategies (including how our business, results of operations and financial condition could be impacted by the current armed geopolitical conflicts around the world and governmental responses thereto, inflation, increased labor, energy and materials costs), policy changes resulting from the U.S. presidential administration, changes in tariffs and trade restrictions, and the trends and competition that may affect the markets, industry or us. Such statements are subject to known and unknown uncertainties and risks. When used in this press release, the words “estimate,” “expect,” “anticipate,” “project,” “plan,” “intend,” “believe,” “forecast,” “will,” “may,” “could,” “might,” “aim,” “should,” and variations of such words or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the expectations of management under current assumptions at the time of this press release. These expectations, beliefs and projections are expressed in good faith and the company believes there is a reasonable basis for them. However, the company cannot offer any assurance that our expectations, beliefs and projections will actually be achieved. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics and industry change, and depend on economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. We caution you that forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. All of the forward-looking statements are subject to risks and uncertainties that may cause the company's actual results to differ materially from our expectations, including risk factors described in the company's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. There are a number of risks and uncertainties that could cause the company's actual results to differ materially from the forward-looking statements contained in this press release.

The company is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise, unless it has obligations under the federal securities laws to update and disclose material developments related to previously disclosed information.

Consolidated income statements (Unaudited)

	for the three months ended December 31,			for the twelve months ended December 31,
In '000	2025	2025	2024	2025	2024
	U.S.$	€	€	€	€
Revenue	82,442	70,164	65,680	267,633	266,765
Cost of Sales	(34,513)	(29,373)	(29,315)	(114,684)	(115,940)
Gross Profit	47,929	40,791	36,365	152,949	150,826
Gross profit as % of revenue	58.1%	58.1%	55.4%	57.1%	56.5%

Research and development expenses	(14,235)	(12,115)	(12,099)	(46,089)	(44,400)
Sales and marketing expenses	(19,042)	(16,206)	(16,490)	(61,591)	(61,620)
General and administrative expenses	(12,474)	(10,617)	(10,402)	(40,122)	(39,597)
Net other operating income (expenses)	1,478	1,258	1,357	3,789	4,223
Operating (loss) profit	3,656	3,111	(1,268)	8,936	9,432

Financial expenses	2,088	1,777	1,113	(5,616)	(2,969)
Financial income	732	623	2,188	3,968	7,677
(Loss) profit before taxes	6,476	5,510	2,033	7,287	14,139

Income Taxes	817	695	874	429	(733)
Net (loss) profit for the period	7,293	6,206	2,907	7,716	13,406
Net (loss) profit attributable to:
The owners of the parent	7,292	6,206	2,917	7,718	13,436
Non-controlling interest	-	-	(10)	(2)	(30)

Earning per share attributable to owners of the parent
Basic	0.12	0.11	0.05	0.13	0.23
Diluted	0.12	0.11	0.05	0.13	0.23

Weighted average basic shares outstanding	59,067	59,067	59,067	59,067	59,067
Weighted average diluted shares outstanding	59,077	59,077	59,148	59,072	59,105

Consolidated statements of comprehensive income (Unaudited)

	for the three months ended December 31,			for the twelve months ended December 31,
In 000€	2025	2025	2024	2025	2024
	U.S.$	€	€	€	€
Net profit (loss) for the period	7,293	6,206	2,907	7,716	13,406
Other comprehensive income
Recycling
Exchange difference on translation of foreign operations	(2,848)	(2,424)	(1,478)	(1,257)	(1,795)
Non-recycling
Fair value adjustments through OCI - Equity instruments	304	258	3	258	3
Other comprehensive income (loss), net of taxes	(2,544)	(2,165)	(1,475)	(999)	(1,792)
Total comprehensive income (loss) for the year, net of taxes	4,748	4,041	1,432	6,718	11,615
Total comprehensive income (loss) attributable to:
The owners of the parent	4,749	4,042	1,445	6,712	11,647
Non-controlling interests	(2)	(1)	(13)	5	(34)

Consolidated statement of financial position (Unaudited)

	As of December 31,	As of December 31,
In 000€	2025	2024
Assets
Non-current assets
Goodwill	43,161	43,391
Intangible assets	25,639	29,973
Property, plant & equipment	112,854	111,331
Right-of-Use assets	5,429	7,719
Deferred tax assets	3,971	3,523
Investments in convertible loans	-	3,994
Other non-current assets	5,983	5,893
Total non-current assets	197,038	205,823
Current assets
Inventories	14,904	16,992
Trade receivables	54,938	53,052
Other current assets	15,533	18,166
Cash and cash equivalents	133,918	102,304
Assets held for sale	4,314	-
Total current assets	223,607	190,513
Total assets	420,646	396,336

	As of December 31,	As of December 31,
In 000€	2025	2024
Equity and liabilities
Equity
Share capital	4,487	4,487
Share premium	203,895	233,895
Retained earnings and other reserves	47,180	10,196
Equity attributable to the owners of the parent	255,562	248,578
Non-controlling interest	(80)	(86)
Total equity	255,482	248,492
Non-current liabilities
Loans & borrowings	49,726	23,175
Lease liabilities	3,063	5,112
Deferred tax liabilities	2,660	3,202
Deferred income	17,344	13,268
Other non-current liabilities	486	910
Total non-current liabilities	73,280	45,666
Current liabilities
Loans & borrowings	7,759	10,383
Lease liabilities	2,565	2,614
Trade payables	20,125	23,348
Tax payables	748	1,432
Deferred income	43,523	45,998
Other current liabilities	16,362	18,403
Liabilities held for sale	802	-
Total current liabilities	91,884	102,178
Total equity and liabilities	420,646	396,336

Consolidated statement of cash flows (Unaudited)

	for the twelve months ended December 31,
In 000€	2025	2024
Operating activities
Net (loss) profit for the period	7,716	13,406
Non-cash and operational adjustments	23,179	18,655
Depreciation of property plant & equipment	15,274	15,372
Amortization of intangible assets	6,431	6,435
(Gain) on bargain purchase	-	(23)
Share-based payment expense	266	285
Loss (gain) on disposal of intangible assets and property, plant & equipment	(85)	(312)
Government grants	(319)	(57)
Movement in provisions	(184)	539
Movement reserve for bad debt and slow moving inventory	723	236
Financial income	(3,957)	(7,575)
Financial expense	5,612	3,012
Impact of foreign currencies	(136)	29
(Deferred) income taxes	(446)	714
Working capital adjustments	(8,843)	(1,418)
Decrease (increase) in trade receivables and other receivables	(2,671)	(1,037)
Decrease (increase) in inventories and contracts in progress	(904)	(372)
Increase (decrease) in deferred revenue	(265)	1,270
Increase (decrease) in trade payables and other payables	(5,003)	(1,279)
Income tax paid	(1,076)	(3,152)
Interest received	4,343	3,965
Net cash flow from operating activities	25,319	31,456

	for the twelve months ended December 31,
In 000€	2025	2024
Investing activities
Purchase of property, plant & equipment	(14,092)	(24,649)
Purchase of intangible assets	(2,169)	(1,728)
Proceeds from the sale of property, plant & equipment & intangible assets (net)	389	458
Acquisition of subsidiary (net of cash)	-	(2,670)
Convertible loan to third party	2,500	-
Capital government grants received	3,669	-
Net cash flow used in investing activities	(9,703)	(28,588)
Financing activities
Proceeds from loans & borrowings	35,000	-
Repayment of loans & borrowings	(11,054)	(23,267)
Repayment of leases	(3,067)	(3,122)
Capital increase	-	-
Interest paid	(1,712)	(1,337)
Other financial income (expense)	(2,145)	81
Dividends paid to equity holders of the parent	0	-
Net cash flow from (used in) financing activities	17,023	(27,644)
Net increase/(decrease) of cash & cash equivalents	32,638	(24,776)
Cash & Cash equivalents at the beginning of the year	102,304	127,573
Exchange rate differences on cash & cash equivalents	(1,024)	(492)
Cash & cash equivalents at end of the period	133,918	102,304

Reconciliation of Net Profit (Loss) to EBITDA and Adjusted EBITDA (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	6,206	2,907	7,716	13,406
Income taxes	(695)	(874)	(429)	733
Financial expenses	(1,777)	(1,113)	5,616	2,969
Financial income	(623)	(2,188)	(3,968)	(7,677)
Depreciation and amortization	5,544	5,501	21,785	21,742
EBITDA	8,655	4,234	30,721	31,175
Share-based compensation expense (1)	74	72	266	285
Restructuring and corporate initiatives (2)	795	-	1,400	-
Acquisition-related expenses of business combinations (3)	-	-	-	24
Adjusted EBITDA	9,524	4,306	32,386	31,484

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

(3) Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.

Reconciliation of Net Profit (Loss) to EBIT and Adjusted EBIT (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	6,206	2,907	7,716	13,406
Income taxes	(695)	(874)	(429)	733
Financial expenses	(1,777)	(1,113)	5,616	2,969
Financial income	(623)	(2,188)	(3,968)	(7,677)
EBIT	3,111	(1,268)	8,936	9,432
Share-based compensation expense (1)	74	72	266	285
Restructuring and corporate initiatives (2)	795	-	1,400	-
Acquisition-related expenses of business combinations (3)	-	-	-	24
Adjusted EBIT	3,980	(1,195)	10,601	9,741

(1) Share-based compensation expense represents the cost of equity-settled and share-based payments to employees.

(2) Non-recurring costs related to corporate initiatives, restructurings or reorganizations

(3) Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.

Segment P&L (Unaudited)

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the three months ended December 31, 2025
Revenues	37,016	10,974	22,174	70,164	(0)	70,164
Segment (adj) EBITDA	13,024	1,701	(2,199)	12,526	(3,001)	9,524
Segment (adj) EBITDA %	35.2%	15.5%	-9.9%	17.9%		13.6%
For the three months ended December 31, 2024
Revenues	31,837	11,124	22,719	65,680	0	65,680
Segment (adj) EBITDA	9,547	1,123	(2,989)	7,681	(3,375)	4,306
Segment (adj) EBITDA %	30.0%	10.1%	-13.2%	11.7%		6.6%

In 000€	Materialise Medical	Materialise Software	Materialise Manufacturing	Total segments	Unallocated (1)	Consolidated
For the twelve months ended December 31, 2025
Revenues	134,239	40,907	92,486	267,633	(0)	267,633
Segment (adj) EBITDA	42,983	5,469	(4,236)	44,217	(11,830)	32,386
Segment (adj) EBITDA %	32.0%	13.4%	-4.6%	16.5%		12.1%
For the twelve months ended December 31, 2024
Revenues	116,358	43,899	106,508	266,765	0	266,765
Segment (adj) EBITDA	35,562	5,562	1,660	42,784	(11,300)	31,484
Segment (adj) EBITDA %	30.6%	12.7%	1.6%	16.0%		11.8%

(1)  Unallocated segment adjusted EBITDA consists of corporate research and development and corporate other operating income (expense), and the added share-based compensation expenses, acquisition or divestiture-related expenses of business combinations, impairments and revaluation of fair value of business combinations and non-recurring costs related to corporate initiatives, restructurings and reorganizations that are included in Adjusted EBITDA and that are not allocated to the reporting segments .

Reconciliation of Net Profit (Loss) to Segment adjusted EBITDA (Unaudited)

	for the three months ended December 31,		for the twelve months ended December 31,
In 000€	2025	2024	2025	2024
Net profit (loss) for the period	6,206	2,907	7,716	13,406
Income taxes	(695)	(874)	(429)	733
Financial expenses	(1,777)	(1,113)	5,616	2,969
Financial income	(623)	(2,188)	(3,968)	(7,677)
Operating (loss) profit	3,111	(1,268)	8,936	9,432
Depreciation and amortization	5,544	5,501	21,785	21,742
Corporate research and development	1,022	1,006	3,949	3,681
Corporate headquarter costs	3,562	2,717	12,048	10,254
Other operating income (expense)	(713)	(276)	(2,901)	(2,350)
Segment restructuring and reorganization	-	-	400	-
Acquisition-related expenses of business combinations (1)		-	-	24
Segment adjusted EBITDA	12,526	7,681	44,217	42,784

(1) Acquisition-related expenses of business combinations represent expenses incurred in connection with the acquisition of Feops.